17009279

SEC
Mail Processing
Section
MAR 0 1 2017
Washington DC
406

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68602

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (mm/dd/yy) AND ENDING **12/31/16** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Beverage Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Park Avenue, 6th Floor
(No. and Street)

New York	**New York**	**10171**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Liz Collins **(415) 526-2759**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Elizabeth S. Collins**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **First Beverage Advisors, LLC**, as of **December 31, 2016**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO/FINOP

Title

Notary Public

California All-Purpose Acknowledgment Attached

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Marin)

On Feb 28th 2017 before me, Michael D. Forster, Notary Public,
Date *Here Insert Name and Title of the Officer*

personally appeared Elizabeth S Collins
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MICHAEL D. FORSTER
COMM. # 2118451
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires JULY 5, 2019

Signature ______
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ Document Date: ______

Number of Pages: ______ Signer(s) Other Than Named Above: ______

MF

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______	Signer's Name: ______
☐ Corporate Officer — Title(s): ______	☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General	☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other: ______	☐ Other: ______
Signer Is Representing: ______	Signer Is Representing: ______

First Beverage Advisors, LLC

December 31, 2016

Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
First Beverage Advisors, LLC

We have audited the accompanying statement of financial condition of First Beverage Advisors, LLC (the "Company") as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Beverage Advisors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates, LLP

Walnut Creek, California
February 24, 2017

First Beverage Advisors, LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash and cash equivalents	$	96,964
Prepaid expense		2,874
Total Assets	$	99,838
Liabilities and Member's Equity		
Liabilities		
Accounts payable		26,857
Total Liabilities		26,857
Member's Equity		72,981
Total Liabilities and Member's Equity	$	99,838

See accompanying notes to the financials statements.

First Beverage Advisors, LLC

Statement of Income

For the year ended December 31, 2016

Revenue	
Investment banking fees	$ 14,239,685
Total Revenue	14,239,685
Operating Expenses	
Regulatory fees	46,122
Professional fees	28,600
Taxes	6,800
Other operating expenses	1,556
Total Expenses	83,078
Net Income	$ 14,156,607

See accompanying notes to the financials statements.

First Beverage Advisors, LLC

Statement of Changes in Member's Equity

For the year ended December 31, 2016

January 1, 2016	$	30,374
Contributions		10,000
Distributions		(14,124,000)
Net income		14,156,607
December 31, 2016	$	72,981

See accompanying notes to the financials statements.

First Beverage Advisors, LLC

Statement of Cash Flows

For the year ended December 31, 2016

Cash Flows from Operating Activities	
Net income	$ 14,156,607
Adjustments to reconcile net income	
to net cash provided by operating activities:	
(Increase) decrease in:	
Prepaid expense	(2,874)
Increase (decrease) in:	
Accounts payable	3,282
Net Cash Provided by Operating Activities	14,157,015
Cash Flows from Financing Activities	
Contributions	10,000
Distributions	(14,124,000)
Net Cash Used by Financing Activities	(14,114,000)
Net Increase in Cash and Cash Equivalents	43,015
Cash and cash equivalents at beginning of year	53,949
Cash and Cash Equivalents at End of year	$ 96,964

See accompanying notes to the financials statements.

First Beverage Advisors, LLC

Notes to the Financial Statements

December 31, 2016

1. **Organization**

First Beverage Advisors, LLC (the "Company") was organized as a Delaware limited liability company in February 2010. The Company is wholly owned by First Beverage Group, LLC ("Member"). The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in October 2011. The Company advises public and private companies in the beverage industry on mergers, acquisitions, and other corporate matters on a fee basis.

2. **Significant Accounting Policies**

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable represents amounts that have been billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. There were no receivables at December 31, 2016.

Investment Banking Fees
The Company generates revenue by providing advisory services to companies related to mergers and acquisitions. The Company recognizes revenue in accordance with the terms and conditions specified in its engagement letters with each of its clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue. The Company is no longer subject to examination by taxing authorities for tax years before 2012.

First Beverage Advisors, LLC

Notes to the Financial Statements

December 31, 2016

3. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2016, the Company's net capital was $70,107 which exceeded the requirement by $65,107.

4. Related Party Transactions

The Company has an expense sharing agreement with Member where Member provides management and administrative services for and on behalf of the Company. The Company has no obligation to reimburse or compensate Member for the services provided. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

5. Risk Concentration

Due to the nature of the private placement business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 73% of investment banking fees was generated by five customers.
At various times of the year, the Company's cash balances exceeded FDIC insured limits.

6. Subsequent Events

The Company has evaluated subsequent events through February 24, 2017, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

First Beverage Advisors, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2016

Net Capital		
Total member's equity	$	72,981
Less: Non-allowable assets		
Prepaid expenses		2,874
Total non-allowable assets		2,874
Net Capital	$	70,107
Net minimum capital requirement of 6.67% of aggregate indebtedness of $26,875 or $5,000, whichever is greater		5,000
Excess Net Capital	$	65,107

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2016)

There were no material differences noted in the Company's net capital computation at December 31, 2016.

See accompanying notes to the financial statements

First Beverage Advisors, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2016

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2016

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
First Beverage Advisors, LLC

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) First Beverage Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 24, 2017

First Beverage Advisors, LLC

1800 Avenue of the Stars, Ste. 650
Los Angeles, CA 90067
ph: 310-481-5100 | fax: 310-481-0833
www.firstbev.com

Date: February 27, 2017

SEA 15c3-3 Exemption Report

I, Elizabeth S. Collins, CFO and FINOP of First Beverage Advisors, LLC (the "Company") Represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2016 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

Elizabeth S. Collins
CFO and FINOP
First Beverage Advisors, LLC